- Victoria Industries, Inc. -
551 Fifth Avenue, Suite 2020 New York, NY 10017 Phone: (646) 8258083 Fax: (212) 2140310
August 20, 2008

United States
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Attn: Mr. Jeffrey Sears

Re:	SEC Comment letter dated July 21, 2008

Dear Mr. Sears:

In response to the above comment letter we have completed an assessment of the Registrant’s internal controls and amended the Form 10-KSB filing for the year ended December 31, 2007 to include the appropriate disclosures in Item 8.

We have revised the certifications of the Principal Executive Officer and the Principal Financial Officer in accordance with Item 601(b)(31) of Regulation S-B.

Furthermore, we have noted your comment regarding the form type for filing a quarterly report and have filed the report for the period ended June 30, 2008 on Form 10-Q.

If the staff has any further comments or questions, please feel free to contact the undersigned at our offices.

Yours truly,

/s/Albert Abdoulline
Albert Abdoulline, Chief Executive Officer and Chief Financial Officer